FOR IMMEDIATE RELEASE

Tweeter Home Entertainment Group Reports Sales for Its First Fiscal Quarter Ending December 31, 2005

•	Comparable store sales increase 6% for the quarter

•	Gross margin percentage holds steady

CANTON, MA, January 4, 2006 — Tweeter Home Entertainment Group, Inc. (Nasdaq: TWTR) today announced sales results for its first fiscal quarter ended December 31, 2005.

Comparable store sales increased 6% to $251 million from $238 million in the same quarter a year ago. Total revenue from continuing operations increased 4% to $267 million compared to $258 million last year.

Joe McGuire, President and Chief Executive Officer, said, “We’re very pleased that we have sustained the sales momentum we began to see in our previous quarter. Equally important, initial review of our retail gross margin indicates that we were able to achieve this sales growth while maintaining a stable margin rate. We expect to report a gross margin rate that is flat compared to the same quarter last year, despite the ongoing industry trend toward lower unit prices in on-wall televisions. On expenses, we spent less in gross advertising during the quarter compared to last year, and we will leverage some other expense categories as well. Selling expenses as a percentage of revenue will show improvement on a year over year basis.”

McGuire continued, “These results continue to illustrate the success of changes we have made in our marketing campaign as well as in our operations. From a marketing standpoint, in the first quarter we focused on radio and sports television in selective markets where our testing showed we had the greatest opportunity for immediate returns, and relied less on print media. Operationally, we benefited from a strong focus on key strategic product initiatives, and we continued to improve our customers’ experience in our stores through training and execution, while maintaining discipline on spending.”

“Consumer excitement about digital television is proving to be a significant traffic driver in our stores,” McGuire added. “Our revenue from flat-panel television sales grew 47% compared to a year ago, with a 64% increase in unit sales. Further, we believe our customers increasingly look to Tweeter to help them get the most out of their home entertainment purchases, through custom installation services. Our in-home installation labor revenue grew 37% over last year, and made up 5.4% of our total revenue.”

McGuire concluded, “We finished the quarter with approximately $130 million of inventory on hand. We believe this positions us well for the month of January, which has become an important month for television sales, and we expect to see this pattern continue this year. Availability under our bank credit facility was $26 million at the end of the quarter.”

The Company plans to release earnings for the quarter on Thursday, January 26, 2006 at 8:00am EST. A conference call to discuss the release will be held at 10:30am EST that same day. The press release will be available for viewing or download at the Company’s investor relations website, www.twtr.com, after 8:00am on Thursday, January 26, 2006. A live webcast of the call will be available. To access the webcast, log on at www.streetevents.com or from the Company’s investor relations website at www.twtr.com. There will be a brief presentation by Tweeter Home Entertainment Group management followed by a Q&A session. The conference call will be available for playback until Thursday, February 2, 2006 at 11:59pm EST. The call can also be downloaded as an MP3 file from the Company’s investor relations website as of Friday, January 27, 2006.

Tweeter Home Entertainment Group, Inc. (Nasdaq: TWTR) was founded in 1972 by the Company’s Chairman, Sandy Bloomberg. Based in Canton, Massachusetts, the Company is a national specialty consumer electronics retailer providing home and mobile entertainment solutions.

The Company’s fiscal 2005 revenues were $795 million. Tweeter has been named a “Consumer Electronics Retailer of the Year” by Audio-Video International every year since 1979. The company operates 157 stores under the Tweeter, hifi buys, Sound Advice, Showcase Home Entertainment and Hillcrest High Fidelity names. The Company’s stores are located in the following markets: New England, the Mid-Atlantic, the Southeast (including Florida), Texas, Chicago, Southern California, Phoenix and Las Vegas.

Further information on Tweeter Home Entertainment Group can be found on the Company’s websites at www.twtr.com and www.tweeter.com.

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For further information, contact Terry Becker at 781 830 3401, fax 781 830 3094 or email at tbecker@twtr.com.

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Certain statements contained in this press release, including, without limitation, statements containing the words “expect,” “anticipate,” “believe,” “plans,” and words of similar import, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks and uncertainties, including the risk that our gross profit percentage for the December 2005 quarter may not be flat with last year, the risk that we may not leverage some other expense categories, the risk that selling expenses as a percent of revenue will not show improvement, the risk that the ending inventory on hand at December 31, 2005 will not position us well for the month of January, the risk that television sales will not continue to be an important part of our sales mix, risks associated with management of growth, the risks of economic downturns generally, and in Tweeter’s industry specifically, the risks associated with competitive pricing pressure and seasonal fluctuations, the risks associated with the potential failure by Tweeter to anticipate and react to changes in consumer demand and preferences, Tweeter’s dependence on key personnel, the risks associated with obtaining financing for our business model, and those risks referred to in Tweeter’s Annual Report on Form 10-K filed on December 29, 2005 (copies of which may be accessed through the SEC’s web site at http://www.sec.gov), that could cause actual future results and events to differ materially from those currently anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements and financial projections.